UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[X]

Southern Star Group Limited
(Name of Subject Company)

Not applicable
(Translation of Subject Company's Name into English (if applicable))

Commonwealth of Australia
(Jurisdiction of Subject Company's Incorporation or Organization)

Southern Cross Broadcasting (Australia) Limited
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

Not applicable
(CUSIP Number of Class of Securities (if applicable))

Maureen Barron, General Manager, Corporate
Level 9, 8 West Street, North Sydney, NSW, Australia 2060, Phone: +61 2 9202 8555
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

February 13, 2004
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) Supplementary Bidder's Statement dated February 27, 2004, relating to the offer made by Southern Cross Broadcasting (Australia) Limited, a corporation incorporated under the laws of the Commonwealth of Australia, for the entire issued share capital of Southern Star Group Limited, a company organized under the laws of the Commonwealth of Australia, is attached hereto as Attachment 1.

Item 2. Informational Legends

Not applicable

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable

(2) Not applicable

(3) Not applicable

PART III – CONSENT TO SERVICE OF PROCESS

(1) On February 6, 2004, Southern Cross Broadcasting (Australia) Limited filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(2) Southern Cross Broadcasting (Australia) Limited undertakes to promptly communicate any change in the name or address of an agent for service to the Commission by amendment of the above-referenced Form F-X.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SOUTHERN CROSS BROADCASTING (AUSTRALIA) LIMITED

By: ______________________________

Edward Chia
Company Secretary

Date: 27 February 2004

ATTACHMENT 1

SUPPLEMENTARY BIDDER'S STATEMENT
by
SOUTHERN CROSS BROADCASTING (AUSTRALIA) LIMITED
ABN 86 006 186 974

This is a Supplementary Bidder's Statement given by Southern Cross Broadcasting (Australia) Limited ("**Southern Cross**").

This Supplementary Bidder's Statement supplements the bidder's statement dated 5 February 2004 ("**Bidder's Statement**") prepared by Bidder in relation to its takeover bid for all of the ordinary shares in Southern Star Group Limited ABN 37 003 321 266 ("**Southern Star**") and is to be read together with the Bidder's Statement. Terms which are defined in the Bidder's Statement have the same meaning when used in this Supplementary Bidder's Statement.

1 AMENDMENTS

The Bidder's Statement is to be amended by:

(a) inserting the words "other than in respect of the Special Dividend" before "to Southern Cross" in Section 2.6(n)(ii);

(b) replacing "as ASIC approves" with "as the nominee considers appropriate" in Section 2.11(d)(iii);

(c) replacing "this Offer" with "unaccepted Offers" in the first paragraph of Section 2.18;

(d) deleting the second paragraph in Section 2.18;

(e) replacing the table in Section 10.2 with the following table (so as to include volume weighted average prices):

Date	High	Low	Volume Weighted Average Price
August 2003	$9.23	$8.80	$9.03
September 2003	$9.49	$8.74	$9.12
October 2003	$10.55	$9.31	$10.02
November 2003	$11.24	$10.20	$10.71
December 2003	$11.60	$10.51	$10.91
January 2004	$11.20	$10.60	$10.83

2 APPROVAL

This Supplementary Bidder's Statement was approved by a resolution passed by all of the directors of Southern Cross.

DATED **27 February 2004**

Signed for and on behalf of Southern Cross Broadcasting (Australia) Limited by Mr John Christian Dahlsen, being a director of Southern Cross Broadcasting (Australia) Limited who is authorised to sign this Supplementary Bidder's Statement on behalf of Southern Cross Broadcasting (Australia) Limited pursuant to a resolution passed on 26 February 2004.

....

John Christian Dahlsen
Chairman